U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of April 2006

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1. Press release dated April 25, 2006, relating to earnings results for the first quarter 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	April 26, 2006	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Operating Officer, Chief Financial Officer and Executive Vice President

Trend Micro Reports Record First Quarter

Revenue & Operating Profit

Continued strong growth in U.S and Asia highlight quarter

Tokyo, Japan – April 25, 2006 – Trend Micro, Incorporated (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the first quarter 2006.

Trend Micro posted consolidated net sales of 20.6 billion Yen (US $179.6 million, 114.64 JPY = 1USD), operating income of 8.3 billion Yen (US $72.8 million) and net income of 5.0 billion Yen (US $43.2 million) for the quarter. These figures reflect 19 percent growth in net sales compared to the same period a year ago.

The company continued to enjoy steady growth around the world, led by a 39 percent year-on-year revenue increase in North America and a 24 percent increase in Asia. Europe exceeded expectations with growth of 12 percent year-on-year. Strong growth in the company’s consumer business and in its small and medium business solutions helped elevate worldwide revenue with 23 and 21 percent year-on-year increases respectively.

“In the first quarter of 2006, our growth in strategic markets such as North America continued to be strong and we are very pleased with our progress in delivering solutions designed to meet the specific needs of the different types of customers we serve, such as small and mid-sized businesses.” said Eva Chen, CEO of Trend Micro. “We believe this focus will enable us to sustain growth levels, and we continue to invest in developing new, innovative solutions that will develop our long-term potential for growth.”

Based on information currently available to the company, consolidated net sales for the second quarter ending June 30, 2006 is expected to be 20 billion Yen (US $170.9 million, based on an exchange rate of 117JPY = 1USD). Operating income and net income are expected to be 6 billion Yen (US $51.3 million) and 3.25 billion Yen (US $27.8 million), respectively.

First Quarter Business Highlights

Awards and Recognition

Corporate

•	Independent research firm, Forrester Research Acknowledged Trend Micro as a Leader in Enterprise Anti-Spyware in their report “The Forrester Wave: Enterprise Antispyware, Q1 2006”.

Channel

•	In March 2006, Trend Micro was named as CRN Channel Champion in both Client Security Software and Network Security Software Categories by the US edition of CRN Magazine.

Products

•	TechTarget’s SearchComputingMagazine.com named Trend Micro Mobile Security “Products of the Year” in January 2006.

•	In early January, TechData’s TechSelect Channel Community awarded Trend Micro’s SMB Solutions “Best Solution.”

Products and Innovation

Trend Micro introduced the following products in the first quarter 2006:

•	Trend Micro InterScan Web Security Appliance, a new gateway-based hardware solution with unique capabilities designed to provide enterprise organizations with comprehensive front-line protection against malware and content security threats such as spyware, malware and phishing.

•	Trend Micro HouseCall Server Edition v6.5 is the latest version of Trend Micro online threat detection and removal software for businesses. HouseCall Server Edition is designed to enable service providers and enterprises to reduce end-user support costs, reduce network resource and bandwidth usage, and offer greater security for online customers against online fraud and identity theft.

Corporate and Business Highlights

•	Trend Micro and Fortinet announced that the two companies have reached a settlement in a longstanding patent dispute involving Fortinet’s alleged infringement of Trend Micro’s U.S. Patent 5,623,600.

•	Trend Micro and SINA further expanded their relationship, through the provision by SINA, of Trend Micro’s mobile security technology to users in China.

•	Trend Micro announced a global agreement with Ericsson to offer Trend Micro Mobile Security within the Ericsson Mobile Device Antivirus solution. The relationship will enable them to provide mobile security to mobile operators and enterprises globally.

Notice Regarding Forward-looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems

•	Timing of new product introductions and lack of market acceptance for our new products

•	The level of continuing demand for, and timing of sales of, our existing products

•	Rapid technological change within the antivirus software industry

•	Changes in customer needs for antivirus software

•	Existing products and new product introductions by our competitors and the pricing of those products

•	Declining prices for products and services

•	The effect of future acquisitions on our financial condition and results of operations

•	The effect of adverse economic trends on our principal markets

•	The effect of foreign exchange fluctuations on our results of operations

•	An increase in the incidence of product returns

•	The potential lack of attractive investment targets and

•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro, Inc.

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

# # #

Trend Micro, the t-ball logo, OfficeScan, PC-cillin, and VirusWall are trademarks or registered trademarks of Trend Micro Incorporated. TrendLabs is a service mark of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

Supplementary Information

1. Consolidated Unaudited Results of Operations for First Quarter Ending March 31, 2006 (US GAAP)

*Figures for the First quarter of 2006 and 2005 are not audited.

(1) Consolidated Results of Operations

	FY2006	FY2005
	Current first quarter From January 1, 2006 To March 31, 2006	Previous first quarter From January 1, 2005 To March 31, 2005	Growth Rate
	Millions of yen	Millions of yen	%
Net sales	20,594	17,301	19.0
Cost of sales *	3,679	2,410	52.7
Operating expenses *	8,569	7,590	12.9

Operating income	8,346	7,301	14.3
Other income (expenses)	348	249	39.8

Net income before taxes	8,694	7,550	15.1

Income taxes	3,718	3,012	23.4

Minority interest in income of consolidated subsidiaries	0	0	187.8
Equity in earnings of affiliated companies	(22)	19	-217.8

Net income	4,954	4,557	8.7

*	In current first quarter, (Yen) 1,253 million of Stock option cost was allocated in “Cost of sales” and “Operating expenses”. Also in “Operating expenses”, (Yen) 1,766 million of a one time payment (receipt) related to intellectual property usage was allocated as reduction of cost.

(2) Segment information

(By region)

Net sales to third parties

	FY2006	FY2005
	Current first quarter From January 1, 2006 To March 31, 2006	Previous first quarter From January 1, 2005 To March 31, 2005
	Millions of yen	Millions of yen
Japan	8,237	7,366
North America	4,720	3,401
Europe	4,830	4,314
Asia Pacific	2,166	1,748
Latin America	641	472

Total	20,594	17,301

Deferred Revenue

	FY2006	FY2005
	As of March 31, 2006	As of March 31, 2005
	Millions of yen	Millions of yen
Japan	15,125	13,185
North America	9,267	5,819
Europe	9,377	7,425
Asia Pacific	2,819	2,036
Latin America	1,324	484

Total	37,912	28,949

<Note> Classification of countries and regions into each segment.

North America	:	U.S.A.
Europe	:	Italy, Germany, France, UK, Ireland
Asia Pacific	:	Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore, Thailand, India
Latin America	:	Brazil, Mexico

(By customer size)

Net sales to third parties

FY2006
Current first quarter From January 1, 2006 To March 31, 2006
Millions of yen
Enterprise	5,347
Small and mid size business	9,677
Consumer	5,570

Total	20,594

(3) Basis of consolidation

The number of consolidated subsidiaries	19	(19 in overseas	)
The number of unconsolidated subsidiaries	—

(4) Increase (Decrease) of major assets, liabilities and shareholders’ equity

	As of March 31, 2006	Increase (Decrease)	As of December 31, 2005
	Millions of yen	Millions of yen	Millions of yen
(Assets)
Cash and cash equivalents	62,240	2,627	59,613
Notes and accounts receivable, trade-less allowance for doubtful accounts and sales returns	17,641	(1,558)	19,199
Marketable securities and securities investments	35,714	2,159	33,555
Goodwill	2,119	(11)	2,130
(Liabilities)
Deferred revenue (Total of current and long term)	37,912	2,531	35,381
(Minority interest)
Minority interest in consolidated subsidiaries	5	0	5
(Shareholders’ equity)
Treasury stock	(7,372)	(89)	(7,283)

<Note> In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds (4,000 million yen as of March 31, 2006 and 4,000 million yen as of December 31,2005 respectively) are disclosed in net amount in the balance sheet.

2. Projected consolidated earnings (US GAAP)

Projected earnings for the next quarter (April 1, 2006 through June 30, 2006)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
2nd Qtr	20,000	6,000	3,250

In 2nd quarter, the company expected that (Yen) 1,380 million of Stock option cost will be incurred as part of “Cost of sales” and “Operating expense”.

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2006 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Brief Information

Sales of North America Region and Europe Region based on Local Currencies (Unaudited)

	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005	2Q2005	3Q2005	4Q2005	1Q2006
US$	24,524	24,661	29,398	31,398	32,514	32,339	37,592	37,046	41,168
(1,000 US$)

Euro	26,787	28,572	29,560	36,887	31,454	33,370	32,345	36,945	34,323
(1,000 Euro)

April 25, 2006

Trend Micro Incorporated